UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statements under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Subject Company (Issuer))

ATLAS LUXCO S.À R.L.
(Offeror)
a wholly-owned subsidiary of
ATLAS INVESTISSEMENT
(Affiliate of Offeror)
a majority-owned subsidiary of
NJJ HOLDING
(Affiliate of Offeror)
wholly-owned by
XAVIER NIEL
(Affiliate of Offeror)
MAXIME LOMBARDINI
(Affiliate of Offeror)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, par value $1.50 per share
(Title of Class of Securities)
L6388F110
(CUSIP Number of Class of Securities)

Anthony Maarek
Directeur Général
Atlas Investissement
16 rue de la Ville l’Evêque 75008 Paris, France
Telephone: +33.1.42.66.99.19
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Denis Klimentchenko
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
+44(0)20 7519 7289
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), Atlas Investissement, a French société par actions simplifiée and the parent company of Purchaser (“Parent”), NJJ Holding S.A.S., a simplified joint-stock company domiciled in Paris, France (société par actions simplifiée) and the majority owner of Parent (“NJJ”), Xavier Niel, the owner of NJJ (together with Purchaser, Parent and NJJ, the “Purchaser Group”), and Maxime Lombardini (together with the Purchaser Group, the “Filing Parties”), the Non-Executive Director, President and Chief Operating Officer of Millicom, as well as Vice-Chairman of the Board of Directors of Iliad Group, an affiliate of Purchaser and Parent. This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by Purchaser to purchase, through separate but concurrent offers in the United States (the “US Offer”) and Sweden (the “Swedish Offer”), all of the issued and outstanding common shares, par value $1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each of which represents one Common Share) (each, an “SDR,” and collectively, the “SDRs”), of Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“MIC” or the “Company”), for USD $24.00 per Common Share and USD $24.00 per SDR (each such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO as Exhibit (a)(1)(B) (together with any amendments or supplements thereto, the “Letter of Transmittal” and together with this Offer to Purchase, the Letter of Transmittal and other materials related to the Swedish Offer and the US Offer, as each may be amended or supplemented from time to time, the “Offers”). In the US Offer, the Offer Price of USD $24.00 per Common Share is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable. In the Swedish Offer, settlement will be made in SEK and the Offer Price of USD $24.00 per SDR will be converted into SEK in connection with settlement. Unless otherwise indicated, references to sections in this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO are references to sections of the Offer to Purchase.
Item 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
Item 2.   Subject Company Information.
(a)   Name and Address.   The name of the subject company, and the address and telephone number of its principal executive officers are as follows:
Millicom International Cellular S.A.
2, Rue du Fort Bourbon, L-1249
Luxembourg, Grand Duchy of Luxembourg
+352 691 750960 / +1 908 463 8588
(b)   Securities.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Important Information”
“Questions and Answers”
(c)   Trading Market and Price.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offers — Price Range of Common Shares and SDRs”

Item 3.   Identity and Background of Filing Person.
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Tender Offers — Certain Information Concerning the Filing Parties”
“Schedule I”
“Schedule II”
Item 4.   Terms of the Transaction.
(a)   Material Terms.
(1)   Tender Offers.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“The Tender Offers”
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)   Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
(b)   Significant Corporate Events.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Background”
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
“Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers”
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Purpose and Reasons for the Offers; Plans for Millicom”
(c)(1) – (c)(7) Plans.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Purpose and Reasons for the Offers; Plans for Millicom”
“Special Factors — Effects of the Offers”
“Special Factors — Appraisal Rights; Rule 13e-3”
“The Tender Offers — Possible Effects of the Offers on the Market for Common Shares; Nasdaq US Listing; Nasdaq Stockholm Listing; Exchange Act Registration; Squeeze-Out and Sell-Out”

Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The Tender Offers — Source and Amount of Funds”
(b)   Conditions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The Tender Offers”
(d)   Borrowed Funds.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The Tender Offers — Source and Amount of Funds”
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Schedule II”
(b)   Securities Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Schedule II”
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Introduction”
“Summary Term Sheet”
“The Tender Offer — Fees and Expenses”
Item 10.   Financial Statements of Certain Bidders.
(a)   Financial Information.   The financial condition of Purchaser is not material to the Offer.
(b)   Pro Forma Financial Information.   The pro forma financial statements of Purchaser are not material to the Offer.

Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
“Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers”
“The Tender Offers — Possible Effects of the Offers on the Market for Common Shares; Nasdaq US Listing; Nasdaq Stockholm Listing; Exchange Act Registration; Squeeze-Out and Sell-Out”
“The Tender Offers — Certain Information Concerning the Filing Parties”
“The Tender Offers — Legal Matters; Required Regulatory Approvals”
(c)   Other Material Information.   The information set forth in the Offer to Purchase, including all Schedules thereto, and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)*	Offer to Purchase, dated July 1, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Press Release of Parent Announcing Commencement of the Offers, dated July 1, 2024.
(a)(1)(F)*	Press Release of Parent Announcing Filing of the Offer to Purchase and Related Materials, dated July 1, 2024.
(b)*	Form of Commitment Letter concerning the Interim Facilities Agreement.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2.   Subject Company Information.
(d)   Dividends.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offers — Dividends and Distributions in Millicom”
(e)   Prior Public Offerings.   Not applicable.

(f)   Prior Stock Purchases.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Schedule II”
Item 4.   Terms of the Transaction.
(c)   Different Terms.   Not applicable.
(d)   Appraisal Rights.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors — Appraisal Rights; Rule 13e-3”
(e)   Provisions for Unaffiliated Security Holders.   No provision has been made to grant the Company’s unaffiliated shareholders access to the corporate files of the Company or the Purchaser Group. In addition, no provision has been made to obtain counsel or appraisal services for unaffiliated shareholders at the expense of the Purchaser Group.
(f)   Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(c)   Negotiations or Contracts.   The information set forth in the Offer to Purchaser under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
“Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers”
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Transactions and Arrangements Concerning the Shares and Other Securities of Millicom”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
“Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers”
“Scheule II”
Item 6.   Purposes of the Transaction and Plans or Proposals.
(b)   Use of Securities Acquired.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
(c)(8)   Plans.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
“Special Factors — Effects of the Offers”

“The Tender Offers — Possible Effects of the Offers on the Market for Common Shares; Nasdaq US Listing; Nasdaq Stockholm Listing; Exchange Act Registration; Squeeze-Out and Sell-Out”
Item 7.   Purposes, Alternatives, Reasons and Effects.
(a)   Purposes.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
(b)   Alternatives.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Effects of the Offers”
“The Tender Offers — Possible Effects of the Offers on the Market for Common Shares; Nasdaq US Listing; Nasdaq Stockholm Listing; Exchange Act Registration; Squeeze-Out and Sell-Out”
(c)   Reasons.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group”
(d)   Effects.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors — Effects of the Offers”
“The Tender Offers — Tax Considerations”
“The Tender Offers — Possible Effects of the Offers on the Market for Common Shares; Nasdaq US Listing; Nasdaq Stockholm Listing; Exchange Act Registration; Squeeze-Out and Sell-Out”
Item 8.   Fairness of the Transaction.
(a)   Fairness.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — The Recommendation by the Independent Bid Committee”
“Special Factors — Position of the Filing Parties Regarding Fairness of the Offers”
Valuation Analysis dated June 29, 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.
(b)   Factors Considered in Determining Fairness.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — The Recommendation by the Independent Bid Committee”
“Special Factors — Position of the Filing Parties Regarding Fairness of the Offers”
Valuation Analysis dated June 29, 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.
(c)   Approval of Security Holders.   The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

(d)   Unaffiliated Representative.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors — The Recommendation by the Independent Bid Committee”
(e)   Approval of Directors.   The Offer was not approved by a majority of the directors of the subject company who are not employees of the subject company.
(f)   Other Offers.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Position of the Filing Parties Regarding Fairness of the Offers”
Item 9.   Reports, Opinions, Appraisals and Negotiations.
(a) – (b)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Summary of the Valuation Analysis Delivered to Parent from certain Parent Financial Advisors (BNP Paribas S.A., Credit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc, J.P. Morgan Securities LLC, Lazard Frères S.A.S. and Société Générale)”
Valuation Analysis dated June 29, 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.
(c)   Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Parent during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10.   Source and Amount of Funds or Other Consideration.
(c)   Expenses.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offers — Fees and Expenses”
Item 12.   The Solicitation or Recommendation.
(d)   Intent to Tender or Vote in a Going-Private Transaction.   Not applicable.
(e)   Recommendations of Others.   Not applicable.
Item 13.   Financial Statements.
(a)   Financial Information.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offers — Certain Information Concerning Millicom”
(b)   Pro Forma Financial Information.   The pro forma financial statements of the Company are not material to the Offer.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.
(b)   Employees and Corporate Assets.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Background”
“Special Factors — Certain Agreements between the Filing Parties and their Affiliates and Millicom”
“Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers”

Item 15.   Additional Information.
(b)   Not applicable.
Item 16.   Exhibits.
(c)(1)*	Valuation Analysis, dated June 29, 2024.

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2024
ATLAS LUXCO S.À R.L.
By:
/s/ Anthony Maarek

Name:
Anthony Maarek

Title:
Manager

By:
/s/ Tigran Khachatryan

Name:
Tigran Khachatryan

Title:
Manager

ATLAS INVESTISSEMENT
By:
/s/ Xavier Niel

Name:
Xavier Niel

Title:
Président of NJJ Holding itself Président of Atlas Investissement

NJJ HOLDING
By:
/s/ Xavier Niel

Name:
Xavier Niel

Title:
Président

XAVIER NIEL
By:
/s/ Xavier Niel

MAXIME LOMBARDINI
By:
/s/ Maxime Lombardini